Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

November 13, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mms. Christina Fettig and Deborah O’Neal

Re:       Vivaldi Opportunities Fund, File Nos.: 333-227574; 811-23255

Dear Mms. Fettig and O’Neal:

The following responds to the comments Ms. Fettig provided on October 15, 2018 and Ms. O’Neal provided on October 29, 2018 in connection with your review of the registration statement under the Securities Act of 1933, as amended, and Amendment No. 5 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), of the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).[1]

Accounting Comments

1.	Comment: Please note that disclosure changes in response to these comments should be included in a Pre-Effective Amendment to the Registration Statement (the “Pre-Effective Amendment”), including an updated consent of the Registrant’s independent public accounting firm.

Response: Registrant confirms that the disclosure changes in response to these comments will be reflected in a Pre-Effective Amendment filed prior to the effective date of the Registration Statement, which will include an updated consent of the Registrant’s independent public accounting firm as an exhibit.

2.	Comment: Please include the effects of leverage disclosure required by Item 8.3 and the audited senior securities table required by Item 4.3 of Form N-2.

Response: The Registrant will include the disclosure required by Item 8.3 and the audited senior securities table required by Item 4.3 of Form N-2 in the Prospectus.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: Please confirm the accuracy of the Acquired Fund Fees and Expense percentage listed in the fee and expense table.

Response: The Registrant will update the Acquired Fund Fees and Expenses percentage to 0.80% in the fee and expense table and make corresponding changes to the expense example.

4.	Comment: Please explain supplementally why the dividend reinvestment plan expenses are not included as a line item in the fee and expense table.

Response: As disclosed on page 54 of the Prospectus, there is no direct service charge to participants with respect to purchases under the Dividend Reinvestment Plan; however the Registrant reserves the right to amend the plan to include a service charge payable by participants. Should the Registrant amend the plan to include such a charge, it will include the expense as a line item in the fee and expense table in any subsequent registration statement filings made.

5.	Comment: Please include captions for shareholder transaction expenses for the Dividend Reinvestment Plan and offering expenses in the fee and expense table.

Response: Registrant respectfully declines to include captions in the fee and expense table for shareholder transaction expenses with respect to the Dividend Reinvestment Plan and offering expenses because, as disclosed on page 54 of the Prospectus, there are currently no direct service charges to participants for purchases under the Dividend Reinvestment Plan and, on page 44, the underwriter compensation will be disclosed in a Prospectus Supplement. Since neither of these expenses is currently applicable, the Registrant is allowed to omit them pursuant to Instruction 2 to Item 3 of Form N-2. The Registrant will, however, add a footnote to “Other Expenses” in the fee and expense table to disclose that the operating expenses of administering the Dividend Reinvestment Plan are included in “Other Expenses.”

Disclosure Comments

6.	Comment: Please provide additional disclose regarding the credit quality of the Registrant’s investments in bank loans and participations.

Response: The Registrant will clarify that it may invest in bank loans and participations of any credit quality, maturity or duration.

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7.	Comment: Please let the SEC’s staff know whether the Registrant intends to report a distribution rate. If so, please disclose in the Registration statement what percentage of that rate will be comprised of a return of capital.

Response: The Registrant discloses in the “Fund Summary: Distribution Policy” and “Distribution Policy” sections of the Prospectus that it intends to make monthly distributions to its shareholders equal to 10% annually of the Fund’s net asset value per share. The Registrant respectfully declines to disclose in the Registration Statement what percentage of that rate will be comprised of a return of capital because that percentage is likely to vary with each monthly distribution. In accordance with Section 19(a) of the 1940 Act and Rule 19a-1 thereunder, shareholders will be notified of the portion of each monthly distribution that is comprised of a return of capital, if any, in a written statement that accompanies each dividend payment, as disclosed on page 52 in the “Distribution Policy” section of the Prospectus.

8.	Comment: Please present in bolded type the final sentence under the subheading “Sales of Substantial Amounts of Registrant Shares in the Public Market” on page 23 of the Prospectus, which reads “If this occurs and continues, it could impair the Registrant’s ability to raise additional capital through the sale of securities and negatively impact the market of the Fund’s Shares.”

Response: The Registrant will make the requested change to the final sentence under the subheading “Sales of Substantial Amounts of Registrant Shares in the Public Market” on page 23 of the Prospectus.

9.	Comment: Please move the disclosure relating to the subheading “Bank Debt Transactions” up to earlier in the Prospectus from page 34.

Response: The Registrant will move the disclosure relating to the subheading “Bank Debt Transactions” to below “Low Credit Quality Transactions” on page 26 of the “Investment Strategy-Specific Investment-Related Risks” section of the Prospectus.

10.	Comment: Please disclose that bank loans are also known as “leveraged loans” in the Registration Statement.

Response: The Registrant will revise the disclosure to indicate that some of the bank loans in which the Registrant will invest may be leveraged loans.

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11.	Comment: Please confirm whether the Registrant will invest in “covenant lite loans.” If it will invest in such loans, please add more disclosure regarding credit risk to the Registration Statement.

Response: The Registrant may invest in “covenant-lite loans” and will add risk disclosure concerning such investments and more disclosure regarding credit risk to the Registration Statement.

12.	Comment: Please present in bolded type the final sentence in fourth paragraph under the heading “Distribution Policy” on page 52 of the Prospectus, which reads “Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Registrant is net profit.”

Response: The Registrant will make the requested change to the final sentence in fourth paragraph under the heading “Distribution Policy” on page 52 of the Prospectus.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

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